EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30, 2005	Six months ended September 30, 2005
Earnings(Loss):
Loss from continuing operations before income taxes	$(13,207)	$(23,813)
Add:
Rent expense representative of interest(1)	593	1,269
Interest expense net of capitalized interest	2,372	3,972
Amortization of debt discount and expense	238	477
Amortization of capitalized interest	9	18

Adjusted Earnings(Loss)	$(9,995)	$(18,077)

Fixed Charges:
Rent expense representative of interest(1)	$593	$1,269
Interest expense net of capitalized interest	2,372	3,972
Amortization of debt discount and expense	238	477
Capitalized interest	—	—

Fixed Charges	$3,203	$5,718

Ratio of earnings to fixed charges	(2)	(2)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(2)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $13,198 and $23,795 for the three and six months ended September 30, 2005.